Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the First Quarter of 2015 and Declaration of a Quarterly Dividend

Monaco—(Marketwired – April 27, 2015) - Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers,” or the “Company”) today reported its results for the three months ended March 31, 2015.

Results for the three months ended March 31, 2015 and 2014

For the three months ended March 31, 2015, the Company’s adjusted net income was $39.3 million (see Non-GAAP Measures section below), or $0.26 basic and $0.24 diluted earnings per share, which excludes (i) a gain of $2.0 million, or $0.01 per basic and diluted shares, related to the closing of the sales of Venice, STI Harmony and STI Heritage and (ii) an unrealized loss on derivative financial instruments of $0.6 million, or $0.00 per basic and diluted shares (see non-GAAP Measures section below).  For the three months ended March 31, 2015, the Company had net income of $40.7 million, or $0.27 basic and $0.25 diluted earnings per share.

For the three months ended March 31, 2015, the Company’s basic and diluted weighted average number of shares were 151,838,124 and 186,916,874, respectively.  The diluted weighted average number of shares includes the potentially dilutive shares relating to our Convertible Senior Notes due 2019 (the “Convertible Notes”) representing 30,679,767 potential common shares (see below for further information).

For the three months ended March 31, 2014, the Company's adjusted net income was $1.9 million (see Non-GAAP Measure section below), or $0.01 basic and diluted earnings per share, which excludes (i) a gain of $51.4 million, or $0.27 per share, resulting from the sales of seven Very Large Crude Carriers ('VLCCs') under construction, and (ii) an unrealized gain on derivative financial instruments of $47,000 or $0.00 per share.  For the three months ended March 31, 2014, the Company had net income of $53.3 million, or $0.28 basic and diluted earnings per share.

Declaration of Dividend
On April 27, 2015, the Scorpio Tankers' board of directors declared a quarterly cash dividend of $0.125 per share, payable on June 10, 2015 to all shareholders as of May 21, 2015 (the record date). As of April 27, 2015 there were 163,827,903 shares outstanding.

Diluted Weighted Number of Shares

Diluted earnings per share for the three months ended March 31, 2015 includes the potentially dilutive shares relating to the Convertible Notes representing 30,679,767 potential common shares.  The Convertible Notes were issued in June 2014. The dilutive impact of the Convertible Notes is determined using the if-converted method. Under this method, we assume that the Convertible Notes are converted into common shares during the period and the interest and non-cash amortization expense of $5.3 million associated with these notes is not incurred.  Conversion is not assumed if the results of this calculation are anti-dilutive.  The Convertible Notes are currently ineligible for conversion.

Summary of Recent and First Quarter Significant Events:

•	Below is a summary of the voyages fixed thus far in the second quarter of 2015:
o	For the LR2s: approximately $29,000 per day for 48% of the days
o	For the LR1s: approximately $24,000 per day for 48% of the days
o	For the MRs: approximately $23,000 per day for 35% of the days
o	For the Handymaxes: approximately $20,000 per day for 37% of the days

•	Recently took delivery of two vessels under the Company’s Newbuilding Program, one LR2, STI Oxford and one MR, STI Queens.
•	Took delivery of 11 vessels under the Company’s Newbuilding Program (four LR2, five MR, and two ice-class 1A Handymax) during the first quarter of 2015.
•
Received commitments from two leading European financial institutions for two separate loan facilities of up to $113.2 million in aggregate to partially finance the purchase of four LR2 product tankers that was announced in December 2014.

•	Paid a quarterly cash dividend on the Company's common stock of $0.12 per share in March 2015.

Newbuilding Vessel deliveries

The Company took delivery of two vessels under its Newbuilding Program in April 2015.

•	STI Oxford, an LR2 product tanker, was delivered from Hyundai Samho Heavy Industries Co. Ltd. (“HSHI”). Upon delivery, this vessel began a voyage for 50 days at approximately $41,000 per day.
•
STI Queens, an MR product tanker, was delivered from SPP Shipbuilding Co., Ltd. of South Korea (“SPP”). Upon delivery, this vessel began a time charter for up to 120 days at approximately $18,000 per day.

The Company has taken delivery of 13 vessels under its Newbuilding Program with HSHI, Hyundai Mipo Dockyard Co. Ltd. (“HMD”), SPP, Daewoo Shipbuilding and Marine Engineering Co. Ltd. (“DSME”) and Daehan Shipbuilding Co. Ltd., (“DHSC”) during 2015.  These deliveries are summarized as follows:

Month
	Name	Delivered	Type	Shipyard
1	STI Tribeca	January 2015	MR	SPP
2	STI Hammersmith	January 2015	Handymax	HMD
3	STI Rotherhithe	January 2015	Handymax	HMD
4	STI Rose	January 2015	LR2	DHSC
5	STI Gramercy	January 2015	MR	SPP
6	STI Veneto	January 2015	LR2	HSHI
7	STI Alexis	February 2015	LR2	DHSC
8	STI Bronx	February 2015	MR	SPP
9	STI Pontiac	March 2015	MR	HMD
10	STI Manhattan	March 2015	MR	SPP
11	STI Winnie	March 2015	LR2	DSME
12	STI Oxford	April 2015	LR2	HSHI
13	STI Queens	April 2015	MR	SPP

Time charter-in update

In February 2015, the Company took delivery of a previously announced time chartered-in LR2 tanker that was under construction in South Korea. The vessel is chartered-in for one year at $21,050 per day, and the Company also has an option to extend the charter for one year at $22,600 per day.   Upon delivery from the shipyard, this vessel began a voyage for 54 days at approximately $31,000 per day.

In February 2015, the Company extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is for six months at $16,250 per day beginning in March 2015.

In February 2015, the Company extended the time charter on an LR1 tanker that is currently time chartered-in. The term of the agreement is for one year at $16,250 per day beginning in March 2015.

In March 2015, the Company extended the time charter on an MR tanker that is currently time chartered-in. The term of the agreement is for one year at $15,200 per day beginning in May 2015.

In April 2015, the Company time chartered-in an MR product tanker that is currently under construction in South Korea with delivery expected in May 2015. Upon delivery from the shipyard, the vessel will be chartered-in for three years at $17,034 per day.

In April 2015, the Company time chartered-in an MR product tanker for six months at $15,250 per day.  We also have two consecutive options to extend the charter for an additional six month and one year periods at $15,250 per day and $16,350 per day, respectively. Delivery is expected in May 2015.

In April 2015, the Company extended the time charter on an LR2 product tanker that is currently time chartered-in.  The term of the agreement is for one year at $24,875 per day beginning in September 2015.  We also have an option to extend the charter for an additional year at $26,925 per day.

$52.0 Million Loan Facility

In March 2015, we received a commitment from a leading European financial institution for a loan facility of up to $52.0 million.  The proceeds of this facility will be used to finance a portion of the purchase price of two LR2 product tankers currently under construction at DHSC with expected deliveries in the first and second quarters of 2016.  This loan facility has a final maturity of seven years from the date of signing and bears interest at LIBOR plus a margin of 1.95% per annum. This facility is subject to customary conditions precedent and the execution of definitive documentation.

$61.2 Million Loan Facility

In March 2015, we received a commitment from a leading European financial institution for a loan facility of up to $61.2 million.  The proceeds of this facility will be used to finance a portion of the purchase price of two LR2 product tankers currently under construction at Sungdong Shipbuilding & Marine Engineering Co. Ltd. (“SSME”) with expected deliveries in the third and fourth quarters of 2016. This loan facility has a final maturity of five years from the date of delivery of each vessel and bears interest at LIBOR plus a margin ranging between 1.95% and 2.40% per annum (depending on the advance ratio). This facility is subject to customary conditions precedent and the execution of definitive documentation.

$30.0 Million Term Margin Loan Facility

In March 2015, we entered into a term margin loan facility with Nomura Securities International, Inc. (“Nomura”) for up to $30.0 million.   All of the shares that we own in Dorian LPG Ltd., or Dorian, have been pledged as collateral under this facility, and we are subject to certain covenants, including a loan to value ratio based on the amount outstanding and the market value of the shares that are collateral.  Interest on the facility is LIBOR plus 4.50% per annum and the facility matures in March 2016, which can be extended to March 2017 at Nomura’s option.  The outstanding balance was $30.0 million as of March 31, 2015, and the facility was fully drawn.

Stock Buyback Program Update

During the first quarter of 2015, the Company acquired an aggregate of 746,639 of its common shares that are being held as treasury shares at an average price of $7.91 per share. There are 163,827,903 shares outstanding as of April 27, 2015.

The Company has $69.3 million remaining under its stock buyback program as of the date of this press release.  The Company expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

Current Liquidity

As of April 24, 2015, the Company had $138.5 million in cash.

Debt
We made the following drawdowns from our credit facilities during 2015:

		Drawdown amount
	Credit facility	(in $ millions)	Drawdown date	Collateral
1	K-Sure Credit Facility	$19.9	January 2015	STI Gramercy
2	KEXIM Credit Facility	$30.3	January 2015	STI Veneto
3	2013 Credit Facility	$35.4	January 2015	STI Alexis
4	K-Sure Credit Facility	$19.5	February 2015	STI Bronx
5	2013 Credit Facility	$19.5	March 2015	STI Pontiac
6	K-Sure Credit Facility	$19.5	March 2015	STI Manhattan
7	K-Sure Credit Facility	$30.3	March 2015	STI Winnie
8	K-Sure Credit Facility	$30.3	April 2015	STI Oxford
9	K-Sure Credit Facility	$19.5	April 2015	STI Queens
10	2013 Credit Facility	$19.3	April 2015	STI Osceola

As of April 27, 2015, the Company’s outstanding debt balance, and amount available to draw, is as follows:

In thousands of U.S. dollars	Amount outstanding at March 31, 2015	Amount Outstanding as of the date of this report	Availability as of the date of this report
2010 Revolving Credit Facility	$33,597	$8,014	-	(1)
2011 Credit Facility	106,927	106,927	-
Newbuilding Credit Facility	76,341	76,341	-
2013 Credit Facility	432,837	452,087	55,350	(2)
K-Sure Credit Facility	286,360	336,160	122,100	(3)
KEXIM Credit Facility	417,075	417,075	-
Nomura Term Margin Facility	30,000	30,000	-	(4)
Senior Unsecured Notes	105,500	105,500	-
Convertible Senior Notes	360,000	360,000	-	(5)
Total	$1,848,637	$1,892,104	$177,450

(1)           A repayment of $25.6 million was made in April 2015 in connection with the sales of STI Harmony and STI Heritage, which closed in April 2015.

(2)           Availability can be used to finance the lesser of 60% of the contract price for a qualifying newbuilding  vessel or such vessel's fair market value at the date of drawdown.  The amount outstanding as of the date of this report includes a drawdown of $19.3 million to partially finance the delivery of STI Osceola, which is scheduled to be delivered on April 30, 2015.

(3)           Availability can be used to finance the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel specified in the agreement.

(4)           We entered into a term margin loan facility with Nomura in March 2015 and pledged our 9,392,083 shares in Dorian as collateral.

(5)           As of March 31, 2015, $53.3 million of this amount has been attributed to the conversion feature of the Convertible Senior Notes and recorded within additional paid in capital on the consolidated balance sheet.

Newbuilding Program

During the first quarter of 2015, the Company made $197.5 million of installment payments on its newbuilding vessels.

The Company currently has 11 newbuilding vessel orders with HMD, SPP, HSHI, DSME, DHSC, and SSME (five MRs and six LR2s).  The estimated second quarter of 2015 and future payments are as follows*:

$ in millions
Q2 2015 - installment payments made	$61.9
Q2 2015 - remaining installment payments	195.9
Q3 2015	27.5
Q4 2015	24.8
Q1 2016	40.5
Q2 2016	26.0
Q3 2016	29.6
Q4 2016	29.6
Total	$435.8

*These are estimates only and are subject to change as construction progresses.

Explanation of Variances on the First Quarter of 2015 Financial Results Compared to the First Quarter of 2014

For the three months ended March 31, 2015, the Company recorded net income of $40.7 million compared to net income of $53.3 million for the three months ended March 31, 2014.  The following were the significant changes between the two periods:

•
Time charter equivalent, or TCE revenue, a non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges).  TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.  The following table depicts TCE revenue for the three months ended March 31, 2015 and 2014:

	For the three months ended March 31,
	2015	2014
In thousands of U.S. dollars
Vessel revenue	$160,706	$76,734
Voyage expenses	(2,094)	(3,974)
TCE revenue	$158,612	$72,760

•
TCE revenue increased $85.9 million to $158.6 million.  This increase was driven by an increase in the average number of operating vessels (owned and time chartered-in) to 84.0 from 50.7 for the three months ended March 31, 2015 and 2014, respectively, along with an increase in time charter equivalent revenue per day to $21,138 per day from $15,906 per day for the three months ended March 31, 2015 and 2014, respectively (see the breakdown of daily TCE averages below).  Spot rates across all operating segments improved during the first quarter as fundamentals in the product tanker market remained strong.  These fundamentals were driven by increased refining capacity in the Middle East and India along with improved refining margins worldwide which have had a resultant, positive impact on the demand for our vessels.  Furthermore, we have benefited from the collapse in crude oil prices through the consequent decline in bunker costs, positively impacting our TCE revenue.

•
Vessel operating costs increased $24.4 million to $37.5 million from $13.1 million for the three months ended March 31, 2015 and 2014, respectively. This increase was primarily driven by an increase in the Company’s owned fleet to an average of 63.0 vessels from 20.2 vessels for the three months ended March 31, 2015 and 2014, respectively.  The increase was offset by an overall decrease in vessel operating costs per day to $6,583 per day from $7,185 per day for the three months ended March 31, 2015 and 2014, respectively (see the breakdown of daily TCE averages below). Vessel operating costs per day improved across all operating segments as the Company’s fleet transitioned to a modern, more cost-efficient fleet with the delivery of 52 vessels under our newbuilding program since January 2014 and the disposal of four of our older vessels during that same time period.

•
Charterhire expense decreased $11.5 million to $28.7 million from $40.2 million for the three months ended March 31, 2015 and 2014, respectively.  This difference was driven by a decrease in the Company’s time chartered-in fleet to an average of 21.0 vessels from 30.5 vessels for the three months ended March 31, 2015 and 2014, respectively.

•
Depreciation expense increased $15.4 million to $21.4 million from $6.0 million for the three months ended March 31, 2015 and 2014, respectively.  This change was the result of an increase in the average number of owned vessels to 63.0 from 20.2 for the three months ended March 31, 2015 and 2014, respectively.

•
General and administrative expenses increased $2.7 million to $13.7 million from $11.0 million for the three months ended March 31, 2015 and 2014, respectively.  This increase was driven by a $0.7 million increase in the amortization of restricted stock (non-cash) and an overall increase in other general and administrative expenses due to the significant growth in the Company’s fleet.

•
Gain on sale of vessels of $2.0 million for the three months ended March 31, 2015 relates to the sales of Venice, STI Harmony and STI Heritage, which closed in March, April and April, respectively.  This gain relates to lower than expected closing costs incurred relating to the closing of the sales of each vessel.

•	Gain on sale of VLCCs of $51.4 million for the three months ended March 31, 2014 relates to the gain recorded as a result of our sale of seven VLCCs under construction.

•
Financial expenses increased $17.7 million to $18.1 million from $0.4 million primarily as a result of an increase in the Company’s debt balance for the three months ended March 31, 2015 and 2014, respectively.  Total debt outstanding, net of deferred financing fees, was $1.7 billion at March 31, 2015 compared to $344.6 million at March 31, 2014.

•
Unrealized loss on derivative financial instruments of $0.6 million for the three months ended March 31, 2015 relates to the mark-to-market value on a profit or loss sharing agreement with a third party relating to one of our time chartered-in vessels.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Income or Loss
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars except per share and share data	2015	2014
Revenue
Vessel revenue	$160,706	$76,734

Operating expenses
Vessel operating costs	(37,475)	(13,070)
Voyage expenses	(2,094)	(3,974)
Charterhire	(28,731)	(40,173)
Depreciation	(21,408)	(5,953)
General and administrative expenses	(13,702)	(10,966)
Gain on sale of VLCCs	-	51,419
Gain on sale of vessels	2,008	-
Total operating expenses	(101,402)	(22,717)
Operating income	59,304	54,017
Other (expense) and income, net
Financial expenses	(18,058)	(399)
Realized gain on derivative financial instruments	40	17
Unrealized gain / (loss) on derivative financial instruments	(606)	47
Financial income	25	27
Share of loss from associate	-	(324)
Other expenses, net	(10)	(47)
Total other expense, net	(18,609)	(679)
Net income	$40,695	$53,338

Earnings per share

Basic	$0.27	$0.28
Diluted*	$0.25	$0.28
Basic weighted average shares outstanding	151,838,124	189,290,673
Diluted weighted average shares outstanding*	186,916,874	192,430,865

*Diluted earnings per share for the three months ended March 31, 2015 primarily includes the potentially dilutive shares relating to our Convertible Senior Notes due 2019 (the “Convertible Notes”) representing 30,679,767 potential common shares.  The dilutive impact of the Convertible Notes is determined using the if-converted method. Under this method, we assume that the Convertible Notes are converted into common shares during the period and the interest and non-cash amortization expense of $5.3 million associated with these notes is not incurred.  Conversion is not assumed if the results of this calculation are anti-dilutive.  The Convertible Notes are currently ineligible for conversion.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheet
(unaudited)

	As of
In thousands of U.S. dollars	March 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	$135,694	$116,143
Accounts receivable	76,098	78,201
Prepaid expenses and other current assets	11,608	2,420
Inventories	6,181	6,075
Vessels held for sale	60,270	70,865
Total current assets	289,851	273,704
Non-current assets
Vessels and drydock	2,372,883	1,971,878
Vessels under construction	199,666	404,877
Other assets	19,820	23,728
Available for sale investment	122,379	130,456
Total non-current assets	2,714,748	2,530,939
Total assets	$3,004,599	$2,804,643

Current liabilities
Current portion of long term debt	132,817	87,163
Debt related to vessels held for sale	25,562	32,932
Accounts payable	36,361	14,929
Accrued expenses	47,213	55,139
Derivative financial instruments	661	205
Total current liabilities	242,614	190,368
Non-current liabilities
Long term debt	1,584,370	1,451,427
Total non-current liabilities	1,584,370	1,451,427
Total liabilities	1,826,984	1,641,795

Shareholders' equity
Issued, authorized and fully paid in share capital:
Share capital	2,033	2,033
Additional paid in capital	1,551,688	1,550,956
Treasury shares	(357,189)	(351,283)
Accumulated other comprehensive loss	(18,917)	(10,878)
Retained earnings / (accumulated deficit)	-	(27,980)
Total shareholders' equity	1,177,615	1,162,848
Total liabilities and shareholders' equity	$3,004,599	$2,804,643

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars	2015	2014
Operating activities
Net income	$40,695	$53,338
Gain on sale of VLCCs	-	(51,419)
Gain on sale of vessels	(2,008)	-
Depreciation	21,408	5,953
Amortization of restricted stock	7,676	6,955
Amortization of deferred financing fees	3,124	155
Straight-line adjustment for charterhire expense	-	3
Share of loss from associate	-	324
Unrealized (gain) / loss on derivative financial instruments	606	(47)
Amortization of acquired time charter contracts	195	-
Accretion of convertible senior notes	2,735	-
	74,431	15,262
Changes in assets and liabilities:
(Increase)/decrease in inventories	825	(1,700)
(Increase)/decrease in accounts receivable	2,104	(11,906)
Increase in prepaid expenses and other current assets	(9,318)	(935)
Increase in other assets	(2,365)	(47)
Increase in accounts payable	10,722	3,125
Increase/(decrease) in accrued expenses	(11,847)	1,759
Interest rate swap termination payment	(113)	(274)
	(9,992)	(9,978)
Net cash inflow from operating activities	64,439	5,284
Investing activities
Acquisition of vessels and payments for vessels under construction	(203,501)	(199,055)
Proceeds from disposal of vessels	12,602	162,950
Net cash outflow from investing activities	(190,899)	(36,105)
Financing activities
Debt repayments	(30,453)	(27,674)
Issuance of debt	204,400	209,100
Debt issuance costs	(2,370)	(18,345)
Equity issuance costs	-	(42)
Dividends paid	(19,659)	(16,076)
Repurchase of common stock	(5,907)	-
Net cash inflow from financing activities	146,011	146,963
Increase in cash and cash equivalents	19,551	116,142
Cash and cash equivalents at January 1,	116,143	78,845
Cash and cash equivalents at March 31,	$135,694	$194,987

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months ended March 31, 2015 and 2014
(unaudited)

	For the three months ended March 31,
	2015	2014
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$86,410	$15,896

Average Daily Results
Time charter equivalent per day(2)	$21,138	$15,906
Vessel operating costs per day(3)	6,583	7,185

Aframax/LR2
TCE per revenue day (2)	25,231	14,342
Vessel operating costs per day(3)	6,858	7,386

Panamax/LR1
TCE per revenue day (2)	21,943	20,063
Vessel operating costs per day(3)	7,216	8,372

MR
TCE per revenue day (2)	20,061	14,262
Vessel operating costs per day(3)	6,400	6,466

Handymax
TCE per revenue day (2)	20,006	16,736
Vessel operating costs per day(3)	6,754	10,814

Fleet data
Average number of owned vessels	63.0	20.2
Average number of time chartered-in vessels	21.0	30.5

Drydock
Expenditures for drydock (in thousands of U.S. dollars)	-	-

(1)	See Non-GAAP Measure section below
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period.  Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs excluding non-recurring expenses (for example insurance deductible expenses for repairs) divided by the number of days the vessel is owned during the period.

Fleet List as of April 27, 2015

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax
2	STI Brixton	2014	38,000	1A	SHTP (1)	Handymax
3	STI Comandante	2014	38,000	1A	SHTP (1)	Handymax
4	STI Pimlico	2014	38,000	1A	SHTP (1)	Handymax
5	STI Hackney	2014	38,000	1A	SHTP (1)	Handymax
6	STI Acton	2014	38,000	1A	SHTP (1)	Handymax
7	STI Fulham	2014	38,000	1A	SHTP (1)	Handymax
8	STI Camden	2014	38,000	1A	SHTP (1)	Handymax
9	STI Battersea	2014	38,000	1A	SHTP (1)	Handymax
10	STI Wembley	2014	38,000	1A	SHTP (1)	Handymax
11	STI Finchley	2014	38,000	1A	SHTP (1)	Handymax
12	STI Clapham	2014	38,000	1A	SHTP (1)	Handymax
13	STI Poplar	2014	38,000	1A	SHTP (1)	Handymax
14	STI Hammersmith	2015	38,000	1A	SHTP (1)	Handymax
15	STI Rotherhithe	2015	38,000	1A	SHTP (1)	Handymax
16	STI Amber	2012	52,000	-	SMRP(4)	MR
17	STI Topaz	2012	52,000	-	SMRP(4)	MR
18	STI Ruby	2012	52,000	-	SMRP(4)	MR
19	STI Garnet	2012	52,000	-	SMRP(4)	MR
20	STI Onyx	2012	52,000	-	SMRP(4)	MR
21	STI Sapphire	2013	52,000	-	SMRP(4)	MR
22	STI Emerald	2013	52,000	-	SMRP(4)	MR
23	STI Beryl	2013	52,000	-	SMRP(4)	MR
24	STI Le Rocher	2013	52,000	-	SMRP(4)	MR
25	STI Larvotto	2013	52,000	-	SMRP(4)	MR
26	STI Fontvieille	2013	52,000	-	SMRP(4)	MR
27	STI Ville	2013	52,000	-	SMRP(4)	MR
28	STI Duchessa	2014	52,000	-	SMRP(4)	MR
29	STI Opera	2014	52,000	-	SMRP(4)	MR
30	STI Texas City	2014	52,000	-	Time Charter (5)	MR
31	STI Meraux	2014	52,000	-	Time Charter (6)	MR
32	STI Chelsea	2014	52,000	-	SMRP(4)	MR
33	STI Lexington	2014	52,000	-	SMRP(4)	MR
34	STI San Antonio	2014	52,000	-	Time Charter (6)	MR
35	STI Venere	2014	52,000	-	SMRP(4)	MR
36	STI Virtus	2014	52,000	-	SMRP(4)	MR
37	STI Powai	2014	52,000	-	SMRP(4)	MR
38	STI Aqua	2014	52,000	-	SMRP(4)	MR
39	STI Dama	2014	52,000	-	SMRP(4)	MR
40	STI Olivia	2014	52,000	-	SMRP(4)	MR
41	STI Mythos	2014	52,000	-	SMRP(4)	MR
42	STI Benicia	2014	52,000	-	Time Charter (6)	MR
43	STI Regina	2014	52,000	-	SMRP(4)	MR
44	STI St. Charles	2014	52,000	-	SMRP(4)	MR
45	STI Mayfair	2014	52,000	-	SMRP(4)	MR
46	STI Yorkville	2014	52,000	-	SMRP(4)	MR
47	STI Milwaukee	2014	52,000	-	SMRP(4)	MR
48	STI Battery	2014	52,000	-	SMRP(4)	MR
49	STI Soho	2014	52,000	-	SMRP(4)	MR
50	STI Tribeca	2015	52,000	-	SMRP(4)	MR
51	STI Gramercy	2015	52,000	-	Spot	MR
52	STI Bronx	2015	52,000	-	Spot	MR
53	STI Pontiac	2015	52,000	-	Spot	MR
54	STI Manhattan	2015	52,000	-	Spot	MR
55	STI Queens	2015	52,000	-	Spot	MR
56	STI Elysees	2014	109,999	-	SLR2P (3)	LR2
57	STI Madison	2014	109,999	-	SLR2P (3)	LR2
58	STI Park	2014	109,999	-	SLR2P (3)	LR2
59	STI Orchard	2014	109,999	-	SLR2P (3)	LR2
60	STI Sloane	2014	109,999	-	SLR2P (3)	LR2
61	STI Broadway	2014	109,999	-	SLR2P (3)	LR2
62	STI Condotti	2014	109,999	-	SLR2P (3)	LR2
63	STI Rose	2015	109,999	-	SLR2P (3)	LR2
64	STI Veneto	2015	109,999	-	SLR2P (3)	LR2
65	STI Alexis	2015	109,999	-	SLR2P (3)	LR2
66	STI Winnie	2015	109,999	-	SLR2P (3)	LR2
67	STI Oxford	2015	109,999	-	SLR2P (3)	LR2

	Total owned DWT		3,969,133

Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Daily Base Rate	Expiry (7)
Time chartered-in vessels
68	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$13,650	18-May-15
69	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$13,650	01-May-15	(8)
70	Jinan	2003	37,285	-	SHTP (1)	Handymax	$12,600	15-May-15
71	Iver Prosperity	2007	37,412	-	SHTP (1)	Handymax	$13,500	03-Apr-16	(9)
72	Histria Azure	2007	40,394	-	SHTP (1)	Handymax	$13,550	01-May-15
73	Histria Coral	2006	40,426	-	SHTP (1)	Handymax	$13,550	17-Jul-15
74	Histria Perla	2005	40,471	-	SHTP (1)	Handymax	$13,550	15-Jul-15
75	Miss Mariarosaria	2011	47,499	-	SMRP(4)	MR	$15,250	15-Oct-15	(10)
76	Vukovar	2015	49,990	-	SMRP(4)	MR	$17,034	02-May-18	(11)
77	Targale	2007	49,999	-	SMRP(4)	MR	$14,850	17-May-16	(12)
78	Gan-Trust	2013	51,561	-	SMRP(4)	MR	$16,250	06-Jan-16	(13)
79	SN Federica	2003	72,344	-	SPTP (2)	LR1	$11,250	15-May-15	(14)
80	SN Azzura	2003	72,344	-	SPTP (2)	LR1	$13,600	13-May-15
81	King Douglas	2008	73,666	-	SPTP (2)	LR1	$15,000	08-Nov-15
82	Hellespont Progress	2006	73,728	-	SPTP (2)	LR1	$16,250	18-Mar-16	(15)
83	FPMC P Eagle	2009	73,800	-	SPTP (2)	LR1	$14,525	09-Sep-15
84	FPMC P Hero	2011	99,995	-	SLR2P (3)	LR2	$15,500	02-May-15
85	Swarna Jayanti	2010	104,895	-	SLR2P (3)	LR2	$16,250	11-Sep-15	(16)
86	Densa Crocodile	2015	105,408	-	SLR2P (3)	LR2	$21,050	07-Feb-16	(17)
87	Densa Alligator	2013	105,708	-	SLR2P (3)	LR2	$17,550	17-Sep-16	(18)
88	Khawr Aladid	2006	106,003	-	SLR2P (3)	LR2	$15,400	11-Jul-15

Total time chartered-in DWT	1,357,452

Newbuildings currently under construction
Vessel Name	Yard	DWT	Ice class	Vessel type

89	Hull 2490 - TBN STI Osceola	HMD	(19)	52,000	-	MR
90	Hull 2492 - TBN STI Notting Hill	HMD	(19)	52,000	-	MR
91	Hull 2493 - TBN STI Westminster	HMD	(19)	52,000	-	MR
92	Hull 2475 - TBN STI Seneca	HMD	(19)	52,000	-	MR
93	Hull S1168 - TBN STI Brooklyn	SPP	(20)	52,000	-	MR
94	Hull S716 - TBN STI Connaught	HSHI	(21)	109,999	-	LR2
95	Hull 5399 - TBN STI Lauren	DSME	(22)	109,999	-	LR2
96	Hull S3120 - TBN STI Selatar	SSME	(23)	109,999	-	LR2
97	Hull S3121 - TBN STI Rambla	SSME	(23)	109,999	-	LR2
98	Hull 5003 - TBN STI Grace	DHSC	(24)	109,999	-	LR2
99	Hull 5004 - TBN STI Jermyn	DHSC	(24)	109,999	-	LR2

Total newbuilding product tankers DWT	919,994

Total Fleet DWT	6,246,579

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(5)
This vessel is on a time charter agreement for two years expiring in March 2016, which also contains a 50% profit sharing provision whereby we split all of the vessel's profits above the daily base rate with the charterer.

(6)
This is one of three vessels on a one-year time charter agreement that expire between May and September 2015.  These agreements contain a 50% profit sharing provision whereby we split all of the vessel's profits above the daily base rate with the charterer.

(7)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(8)	The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel's profits and losses above or below the daily base rate with the vessel’s owner.
(9)	In September 2014, we declared an option to extend the charter for an additional year at $13,500 per day effective April 2015.
(10)	We have two consecutive options to extend the charter for an additional six month and one year periods at $15,250 per day and $16,350 per day, respectively.
(11)	This vessel is currently under construction and is scheduled to be delivered in early May 2015.
(12)
In March 2015, we declared an option to extend the charter for an additional year at $15,200 per day effective May 2015.  We have an option to extend the charter for an additional year at $16,200 per day.

(13)
The rate for the first year of this agreement was $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.

(14)
We have an option to extend the charter for an additional year at $12,500 per day.  We have also entered into an agreement with the vessel's owner whereby we split all of the vessel's profits above the daily base rate.

(15)
In February 2015, we declared an option to extend the charter for an additional year at $16,250 per day effective March 18, 2015. We have an option to extend the charter for an additional year at $17,250 per day.

(16)	In February 2015, we declared an option to extend the charter for an additional six months at $16,250 per day effective March 11, 2015.
(17)
This vessel was delivered in February 2015.  We have entered into an agreement with a third party whereby we split all of the vessel's profits and losses above or below the daily base rate.   We also have an option to extend the charter for an additional year at $22,600 per day.

(18)	In April 2015, we extended the charter for an additional year at $24,875 per day effective September 2015. We also have an option to extend the charter for an additional year at $26,925 per day.
(19)	These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). Four vessels are expected to be delivered in the second quarter of 2015.
(20)	This newbuilding vessel is being constructed at SPP (SPP Shipbuilding Co., Ltd. of South Korea). This vessel is expected be delivered in the second quarter of 2015.
(21)	This newbuilding vessel is being constructed at HSHI (Hyundai Samho Heavy Industries Co., Ltd). This vessel is expected to be delivered in the second quarter of 2015.
(22)	This newbuilding vessel is being constructed at DSME (Daewoo Shipbuilding and Marine Engineering). This vessel is expected to be delivered in the second quarter of 2015.
(23)
These newbuilding vessels are being constructed at SSME (Sungdong Shipbuilding & Marine Engineering Co., Ltd). One vessel is expected to be delivered in the third quarter and one in fourth quarter of 2016.

(24)	These newbuilding vessels are being constructed at DHSC (Daehan Shipbuilding Co. Ltd). These two vessels are expected to be delivered in the first and second quarter of 2016.

Business Strategy, Dividend Policy, and Stock Buyback Program

Business Strategy
The Company’s primary objectives are to profitably grow the business and emerge as a major operator of product tanker vessels. The Company intends to acquire modern, high-quality tankers through timely and selective acquisitions.  The Company is currently concentrating on these sectors because of their attractive fundamentals which the Company believes includes:
•	increasing demand for refined products.
•	increasing ton miles (distance between production and areas of demand), and
•	reduced order book.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company’s board of directors. The timing and amount of dividends, if any, depends on the Company’s earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

The Company’s dividend history is as follows:

Date paid	Dividends per share
June 2013	$0.025
September 2013	$0.035
December 2013	$0.070
March 2013	$0.080
June 2014	$0.090
September 2014	$0.100
December 2014	$0.120
March 2015	$0.120

Share Buyback Program
During 2015, the Company acquired an aggregate of 746,639 of its common shares that are being held as treasury shares at an average price of $7.91. There are 163,827,903 shares outstanding as of April 27, 2015.

The Company has $69.3 million remaining under its stock buyback program as of the date of this press release.  The Company expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 67 tankers (12 LR2 tankers, 15 Handymax tankers, and 40 MR tankers) with an average age of 0.9 years, time charters-in 21 product tankers (five LR2, five LR1, four MR and seven Handymax tankers), and has contracted for 11 newbuilding product tankers (five MR and six LR2), seven of which are expected to be delivered in the second quarter of 2015 and the remaining four vessels throughout 2016. The Company also owns approximately 16% of Dorian LPG Ltd. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-GAAP Measures
This press release describes adjusted net income and adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-GAAP" measure).  The Non-GAAP measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Adjusted net income
	For the three months ended March 31, 2015
In thousands of U.S. dollars except per share and share data	Amount	Per share basic	Per share diluted
Net income	$40,695	$0.27	$0.25
Adjustments:
Unrealized loss on derivative financial instruments	606	0.00	0.00
Gain on sale of vessels	(2,008)	(0.01)	(0.01)
Total adjustments	(1,402)	(0.01)	(0.01)
Adjusted net income	$39,293	$0.26	$0.24

	For the three months ended March 31, 2014
In thousands of U.S. dollars except per share and share data	Amount	Per share basic	Per share diluted
Net income	$53,338	$0.28	$0.28
Adjustments:
Unrealized gain on derivative financial instruments	(47)	(0.00)	(0.00)
Gain on sale of VLCCs	(51,419)	(0.27)	(0.27)
Total adjustments	(51,466)	(0.27)	(0.27)
Adjusted net income	$1,872	$0.01	$0.01

Adjusted EBITDA

	For the three months ended March 31,
In thousands of U.S. dollars	2015	2014
Net income	$40,695	$53,338
Financial expenses	18,058	399
Unrealized (gain) / loss on derivative financial instruments	606	(47)
Financial income	(25)	(27)
Depreciation	21,408	5,953
Depreciation component of our net profit from associate	-	744
Amortization of restricted stock	7,676	6,955
Gain on sale of VLCCs	-	(51,419)
Gain on sale of vessels	(2,008)	-
Adjusted EBITDA	$86,410	$15,896

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616